United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces shareholder remuneration

Rio de Janeiro, July 25th, 2024 – Vale S.A. ("Vale" or "Company") informs that its Board of Directors approved, on this date, the distribution of shareholder remuneration, as interest on capital, in the total gross amount of R$ 2.093798142 per share1, calculated according to the balance sheet of June 30th, 2024. The amount distributed is line with the Company’s Shareholder Remuneration Policy.

The record date for payment of interest on capital to holders of shares issued by Vale and traded on B3 will be August 2nd, 2024, with payment to occur on September 4th, 2024. The record date for payment of interest on capital to holders of American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") will be August 5th, 2024, with payment starting on September 11th, 2024, through the ADR depositary agent, Citibank N.A.

Vale’s shares will start trading ex-remuneration on B3 and NYSE from August 5th, 2024. Interest on capital to be paid per share may vary slightly until the record dates due to the share buyback program, which impacts the number of shares held in treasury. If applicable, the Company will release a Notice to Shareholders informing the final value per share.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

1 Gross amount, subject to taxes.

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: Pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 25, 2024		Director of Investor Relations